

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 13, 2009

VIA U.S. MAIL and FACSIMILE: (972) (4) 604-8300

Ms. Mira Rosenzweig
Chief Financial Officer
Camtek, Ltd.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha'Emek, Israel

> **Re:** **Camtek, Ltd.**
> **Forms 20-F for Fiscal Years Ended December 31, 2006, 2007 and 2008**
> **Filed on June 29, 2007, June 30, 2008 and April 8, 2009**
> **File No. 000-30664**

Dear Ms. Rosenzweig:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006 and
Form 20-F for the Year Ended December 31, 2007
Item 18. Consolidated Financial Statements

1.   Tell us where you have presented re-issued audit reports from the predecessor auditor in the referenced Forms 20-F. As set forth in paragraphs 1 through 3 of Item 8A of Form 20-F, the filing should present audit reports covering each of the annual periods required to be presented in your document.

Form 20-F for the Year Ended December 31, 2008
Item 18. Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

2.   Please tell us about and in future filing please make disclosure about the nature of and business reasons for the transfer of inventory to fixed assets.

Note 2 – Significant Accounting Policies, page F-9
G. Inventories

3.   You disclose that estimates of inventory impairment could vary significantly either favorably or unfavorably. In light of your disclosure, please tell us and in future filings clarify how your policy for inventory impairment considers the guidance from SAB Topic 5-BB. Under that guidance inventory impairment charges are permanent reductions of inventory cost.

4.   As a related matter, in future periods please disclose the impact on gross margin from sales of previously impaired inventory in MD&A, if significant.

T. Derivative Instruments

5.   You disclose that the results of derivative transactions related to foreign currencies are included in financial expenses. In future filings please make a more comprehensive accounting policy disclosure about derivatives. In that regard, clarify whether foreign exchange derivatives are marked-to-market. Also clarify how you determine fair value of open contracts at period end and disclose the level in the fair value hierarchy where that fair value falls.

Note 5 - Inventories, page F-16

6.   We note that you have classified $22 million of inventory as a long-term asset because you do not expect to "convert or consume" this inventory in 2009. To assist us in understanding your accounting rationale, please respond to the following:

- Describe the components of the inventory classified as long-term.
- Describe how you measured the portion classified as long-term.
- Describe the program you adopted to consume the long-term inventory referred to in your disclosure and describe the significant assumptions on which your plan is based.
- Tell us the expected period of liquidation of the long-term inventory and the basis for your expectations.
- Tell us how you considered the potential for technical obsolescence of the long-term inventory. In that regard, we see a Risk Factor on page 10 indicating that technology in your markets rapidly evolves.
- Tell us how you determined that the long-term inventory is recoverable. That is, tell us how you have applied the rule of pricing inventories at lower of cost or market as that notion is set forth in FASB ASC 330-10-35.

Note 13- Commitments and Contingencies, page F-21
C. Factoring of financial assets

7.   You disclose that you account for the factored receivables under SFAS 140. In future filings please expand to describe how you account for factored receivables. That is, describe how you apply SFAS 140 in your circumstances.

D. Litigation

8.   We note that as a result of a trial a jury awarded damages of $7 million in your case with Rudolph Technologies, Inc. We also see that there is no provision for losses in this matter because you believe that the plaintiffs will not ultimately be successful. Please tell us how you considered the guidance from FASB ASC 450-20-25-1 through 450-20-25-5 in assessing the appropriate accounting for this matter. In that regard, please explain why you believe there is no probable and reasonably estimable loss.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant